High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

April 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549
Attention: Jenna Hough

Re: High Roller Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Submitted March 22, 2024
File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated April 8, 2024 (the “Comment Letter”), relating to Amendment No. 3 to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on March 22, 2024. We are concurrently filing EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR.

For your convenience, the paragraph below includes the caption used in the Comment Letter. Our response follows that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 4.

Amendment No. 3 to Form S-1 filed March 22, 2024

Business

Licenses, page 55

1.	We note your disclosure that your Curacao gaming sublicense has been extended to March 30, 2024, at which point you applied for a gaming license directly with the Curacao Gaming Control Board. As of the date of this letter, your gaming sublicense has expired. Please revise to disclose whether you obtained and currently hold a license directly from the Curacao Gaming Board, and if not, please affirmatively state so and state the risks to investors while you await approval of your license.

RESPONSE: We have applied for a Curacao gaming license via our wholly owned subsidiary, Interstellar Entertainment NV, a company organized under the laws of Curacao (“Interstellar”). On March 20, 2024 we were granted an extension of the Curacao gaming sublicense to July 30, 2024. We have disclosed the extension of the Curacao gaming sublicense principally on pages 22 and 56 of Amendment No. 4 and attached a copy of the sublicense extension as Exhibit 10.31. Further, in response to Staff’s comment we have added a risk factor regarding our ability to obtain a Curacao license or extend or replace our Curacao sublicense. Please see page 22 of Amendment No. 4.

Division of Corporation Finance

United States Securities and Exchange Commission

April 12, 2024

We thank the Staff in advance for its review of the foregoing and of Amendment No. 4. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer